EXHIBIT 99.1

enCore Energy Announces Change in U.S. Reporting Status, Change in Auditor

NASDAQ:EU
TSXV:EU
www.encoreuranium.com

DALLAS, Nov. 27, 2024 /CNW/ - enCore Energy Corp. (NASDAQ: EU) (TSXV: EU) (the "Company" or "enCore"), America's Clean Energy Company™ announces that effective January 1, 2025, its reporting status with the U.S. Securities and Exchange Commission will change from a foreign filer to a U.S. domestic filer. As a result of the change in status the Company will file its annual and quarterly reports on Form 10-K and Form 10-Q respectively, commencing with the Form 10-K for the financial year ending December 31, 2024.

The Company also announces the appointment of KPMG LLP ("KPMG") as the Company's new auditor. The change in auditor was approved by enCore's Board of Directors and reflects the necessary support for enCore's transition to a U.S. domestic filer, while ensuring the highest standards of transparency and corporate governance.

A Notice of Change of Auditors, together with a letter from Davidson & Company LLP as previous auditor, and a letter from KPMG as successor auditor, have been reviewed by the Company's Audit Committee, and will be available under the Company's SEDAR+ profile at www.sedarplus.ca and on the SEC's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system at www.sec.gov/edgar. The transition is in accordance with regulatory guidelines and was not prompted by any disagreements between enCore and Davidson on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

There were no reservations in Davidson's audit reports for any financial period for the two most recently completed financial years or for any subsequent period until its resignation date and there are no "reportable events" as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations between the Company and Davidson.

enCore extends its sincere appreciation to Davidson, a trusted advisor since 2016, for their professional expertise and dedicated support.

About enCore Energy Corp.

enCore Energy Corp., America's Clean Energy Company™, is committed to providing clean, reliable, and affordable fuel for nuclear energy as the only United States uranium company with multiple Central Processing Plants in operation. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of In-Situ Recovery ("ISR") uranium operations and the nuclear fuel cycle. enCore solely utilizes ISR for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy.

Following upon enCore's demonstrated success in South Texas, future projects in the production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming. The Company holds other assets including non-core assets and proprietary databases. enCore is committed to working with local communities and indigenous governments to create positive impact from corporate developments.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward Looking Statements:

Certain information contained in this news release, including: statements regarding future or potential production, and any other statements regarding future expectations, beliefs, goals or prospects; may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws and regulations (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the Company's ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the ability of enCore to implement its business strategies; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation exploration and development risks, changes in commodity prices, access to skilled mining personnel, the results of exploration and development activities; production risks; uninsured risks; regulatory risks; defects in title; the availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; litigation risks; risks posed by the economic and political environments in which the Company operates and intends to operate; increased competition; assumptions regarding market trends and the expected demand and desires for the Company's products and proposed products; reliance on industry equipment manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions, the failure to satisfy ongoing regulatory requirements and factors relating to forward looking statements listed above which include risks as disclosed in the Company's annual information form filings. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedarplus.ca. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE enCore Energy Corp.

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%CIK: 0001500881

For further information: For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com, www.encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 27-NOV-24